

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 7, 2017

Terry Wang
Chief Financial Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District, Beijing, the People's Republic of China

> **Re: 21Vianet Group, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 12, 2017**
> **File No. 001-35126**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 3. Key Information</u>

<u>A. Selected Financial Data, page 3</u>

1.   We note the operating expense of approximately RMB 117.6 million related to your allowance for doubtful debts during 2016. Please tell us the following with respect to the allowance:
- Specify the reasons for the increase in the allowance;
- Describe any impact on revenue recognition;
- Clarify how this amount is reflected in your tabular roll-forward on page F-46; and
- Revise your disclosure to include a discussion of any known trends or uncertainties such as changes in asset quality or your collection experiences with trade receivables that have had or are reasonably likely to have a material impact on your financial condition, operating performance and liquidity. Refer to Item 5.D of Form 20-F and Sections III.B.3 and IV.B.1 of SEC Release No. 33-8350.

Discussion of Non-GAAP Financial Measures, page 5

2.   You disclose Adjusted EBITDA for Hosting and relate services and Managed network services. Please revise to provide reconciliations of these measures with the most directly comparable GAAP measures. Refer to the general instruction C(e) to Form 20-F and Item 10(e)(1)(i)(B) of Regulation S-K.

3.   Please present the income tax effects of your non-GAAP adjustments as a separate adjustment in your future filings and earnings releases, or advise us why such presentation is not warranted. In this regard, we note some the adjustments such as the depreciation and impairment of long-lived assets appear to be incurred by your PRC entities. Also tell us, and revise your disclosure in future filings and earnings releases to clarify, how you determined the income tax effects of your non-GAAP adjustments. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Item 4. Information on the Company

A. History and Development of the Company, page 47

4.   We note that you received a proposal on June 10, 2015 from Mr. Josh Sheng Chen, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd. to acquire all of your issued and outstanding shares but you do not include disclosure of this proposal in your Form 20-F. Please confirm that you will provide the disclosure required by Item 4.A.7 of Form 20-F in future filings.

5.   Please advise whether Unisplendour Corporation Limited is your related party as defined under ASC 850. If this is the case, please revise your future filings to include the required disclosures in your related party footnote pursuant to ASC 850-10-50.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 84

6.   You disclose on page 71 that you restructured your services in the fourth quarter of 2016 and began reporting in two operating segments. We also note you completed the two-step impairment test of your goodwill as of October 1, 2016 based on the fair value of your reporting unit. Please advise whether your restructuring was effected on the same date of or later than you annual impairment testing date for goodwill and how you

conducted the goodwill impairment testing immediately before and after your reorganization. In addition, describe for us the basis for your conclusion that it was more-likely-than-not the fair value of your managed network services reporting unit was more than its carrying amount as of December 31, 2016 and March 31, 2017, respectively, if you only performed qualitative assessments. In your response, tell us what consideration was given to your market capitalization being apparently lower than your net book value. Refer to ASC 350-20-35-3C through 35-3G.

Results of Operations, page 90

7.   Please revise your future filings to provide segment analyses for your cost of revenues, gross profit, each line item of operating expense and allowance for doubtful debt. Ensure you quantify the impact of each factor contributing to the material changes in your revenue and other line items. Refer to Item 5.A to Form 20-F and Sections III.D and III.F of SEC Release No. 33-6835. In addition, please revise to present the respective cost of sales for hosting and related services and managed network services on the face of your consolidated statements of operations, or advise why you do not believe separate presentation is needed. Refer to the general instruction B(d) to Form 20-F and Rule 5-03.2 of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 25. Segment Reporting, page F-69

8.   Please revise to disclose total assets, depreciation and capital expenditures for each of your segment. If no asset information is provided to the CODM for any of your reportable segments, disclose that fact and the reason for its exclusion. Refer to paragraphs 22, 25 and 26 of ASC 280-10-50.

Note 32. Subsequent Events, page F-77

9.   Please tell us how you will account for the investment agreement you entered into with Warburg Pincus, including your investments in the series of joint ventures to be set up and the injection of the IDC assets into and leaseback from the initial joint venture as indicated in the investment agreement. In your response, tell us whether you will lose control of the IDC assets based on the deal structure as prescribed in the investment agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Terry Wang
21Vianet Group, Inc.
July 7, 2017
Page 4

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services